Exhibit 23.2

                          Independent Auditors' Consent


         We consent to the use of our report dated March 15, 2004 on the consolidated financial statements of iBX Group, Inc. for the year ended December 31, 2003 included herein on the registration statement of iBX Group, Inc. on Form SB-2 and to the reference to our firm under the heading "Experts" in the prospectus.

         Our report dated March 15, 2004 contains an explanatory paragraph that states that the Company has an accumulated deficit and a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


         /s/ SALBERG & COMPANY, P.A.
         Boca Raton, Florida
         April 2, 2004